UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number: 333-181309

National Penn Bancshares, Inc.

(Exact name of registrant as specified in its charter)

c/o BB&T Corporation

200 West Second Street

Winston-Salem, North Carolina 27101

(336) 733-2000

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

4.250% Senior Notes due 2024

(Title of each class of securities covered by this Form)

Common stock, without par value

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☐
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date: None.

Pursuant to the requirements of the Securities Exchange Act of 1934, BB&T Corporation, as successor by merger to National Penn Bancshares, Inc., has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

BB&T CORPORATION
As successor by merger to National Penn Bancshares, Inc.

By:	/s/ Cynthia B. Powell
Name:	Cynthia B. Powell
Title:	Executive Vice President and Corporate Controller (Principal Accounting Officer)

Date: April 14, 2016